Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2006	2005	2004

Earnings
Loss from operations before Income Taxes and
Cumulative Effect of Accounting Change	$(166)	$(282)	$(2,555)
Fixed Charges	773	698	567

Total Earnings	$607	$416	$(1,988)

Fixed Charges
Interest Expense	$746	$665	$539
Amortization of Debt Costs	20	26	21
Interest Element of Rentals	7	7	7

Total Fixed Charges	$773	$698	$567

Ratio of Earnings to Fixed Charges (1)	-	-	-

(1) Earnings for the years ended December 31, 2004, 2005, and 2006 were insufficient to cover fixed charges by $166, $282, and $2,555, respectively. As a result of such deficiencies, the ratios are not presented above.